SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Expedia, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30212P303

(CUSIP Number)

Richard N. Baer, Esq. Chief Legal Officer Liberty Expedia Holdings, Inc. 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5800	Andrew J. Nussbaum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Expedia Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 29,555,477 shares (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 29,555,477 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,555,477 shares (1)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty Expedia Holdings, Inc. and shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) 19.4% (1) (2)

14.	Type of Reporting Person (See Instructions) CO

(1)

Consists of (i) 5,083,900 shares of common stock, $0.0001 par value (“Common Stock”), held by Barry Diller (“Mr. Diller”), (ii) options to purchase 425,000 shares of Common Stock held by Mr. Diller that are exercisable within 60 days of March 6, 2018, (iii) 439,552 shares of Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iv) 10,807,026 shares of Common Stock held by Liberty Expedia Holdings, Inc. (“Liberty”, and together with Mr. Diller, the “Reporting Persons”), and (v) 12,799,999 shares of Class B common stock, $0.0001 par value (“Class B Common Stock”), held by a wholly owned subsidiary of Liberty.

(2)

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of Expedia, Inc., a Delaware corporation (the “Issuer”) representing approximately 54.1% of the voting power of the Issuer. Such beneficial ownership amounts are based on there being outstanding, as of the close of business on January 26, 2018, 139,033,403 shares of Common Stock and 12,799,999 shares of Class B Common Stock, as reported by the Issuer in Amendment No. 1 to its Annual Report on Form 10-K/A for the period ended December 31, 2017, filed with the Securities and Exchange Commission on February 14, 2018 (the “Form 10-K/A”), and as calculated in accordance with Rule 13d-3.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 29,555,477 shares (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 29,555,477 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,555,477 shares (1)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty Expedia Holdings, Inc. and shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) 19.4% (1)(2)

14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,083,900 shares of Common Stock held by Mr. Diller, (ii) options to purchase 425,000 shares of Common Stock held by Mr. Diller that are exercisable within 60 days of March 6, 2018, (iii) 439,552 shares of Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iv) 10,807,026 shares of Common Stock held by Liberty, and (v) 12,799,999 shares of Class B Common Stock held by a wholly owned subsidiary of Liberty.

(2)

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Issuer representing approximately 54.1% of the voting power of the Issuer. Such beneficial ownership amounts are based on there being outstanding, as of the close of business on January 26, 2018, 139,033,403 shares of Common Stock and 12,799,999 shares of Class B Common Stock, as reported by the Issuer in the Form 10-K/A, and as calculated in accordance with Rule 13d-3.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

LIBERTY EXPEDIA HOLDINGS, INC.

and

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

EXPEDIA, INC.

This Report on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Expedia, Inc., a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Mr. Barry Diller (“Mr. Diller”) and Liberty Expedia Holdings, Inc., a Delaware corporation (“Liberty”, and together with Mr. Diller, the “Reporting Persons”), on November 14, 2016 (the “Schedule 13D”) is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D (the Schedule 13D, as amended by this Amendment, collectively, the “Statement”).   Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background

The information contained in Items 2(d), 2(e) and 2(f) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(d) - (f)

Annex A attached hereto contains the following information concerning each director, executive officer and controlling person of Liberty: (a) the name and residence or business address; (b) the principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. To the knowledge of Liberty, all persons listed on Annex A (the “Annex A Persons”) are United States citizens, unless otherwise noted on Annex A.

During the last five years, neither Liberty nor, to the knowledge of Liberty, any of the Annex A Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On February 22, 2017, Mr. Diller exercised stock options over 99,737 shares of Common Stock at an exercise price of $21.21 per share on a net exercise basis, acquiring a total of 37,416 shares of Common Stock, after the withholding of 62,321 shares of Common Stock for the payment of the exercise price and taxes due.  During 2017, the following stock options held by Mr. Diller vested:  stock options to acquire 37,500 shares of Common Stock at an exercise price of $91.75 per share and stock options to acquire 37,500 shares of Common Stock at an exercise price of $105.13 per share vested on February 15, 2017; stock options to acquire 25,000 shares of Common Stock at an exercise price of $78.52 per share vested on  February 26, 2017; and stock options to acquire 25,000 shares of Common Stock at an exercise price of $65.75 per share vested on March 13, 2017.  On February 28, 2017, Mr. Diller was granted stock options to acquire 150,000 shares of Common Stock at an exercise price of $119.04 per share, one-fourth of which (37,500) vested on February 15, 2018 and an additional one-fourth of which will vest on each anniversary thereafter until fully vested.  Also on February 15, 2018, stock options to acquire 37,500 shares of Common Stock at an exercise price of $91.75 per share and stock options to acquire 37,500 shares of Common Stock at an exercise price of $105.13 per share, in each case held by Mr. Diller, vested.  On February 26, 2018, stock options to acquire 25,000 shares of Common Stock at an exercise price of $78.52 per share held by Mr. Diller vested.  On February 28, 2018, Mr. Diller exercised stock options over 49,868 shares of Common Stock at an exercise price of $18.63 per share on a net exercise basis, acquiring a total of 20,555 shares of Common Stock, after the withholding of 29,313 shares of Common Stock for the payment of the exercise price and taxes due.

Item 4. Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 5, 2017, Courtnee Chun, who has served as Senior Vice President of Investor Relations for Liberty Interactive Corporation and Liberty Media Corporation, was elected to the Board of Directors of the Issuer (the “Board”), succeeding Dr. John C. Malone.  Pursuant to the Governance Agreement, Liberty currently has the right to nominate three directors for election to the Board.  Liberty designated Ms. Chun as one such nominee, along with currently serving nominees Pamela L. Coe and Christopher W. Shean.

The information contained in Items 5 and 6 of this Amendment is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) The Reporting Persons are the beneficial owners of, in the aggregate, 16,755,478 shares of Common Stock (assuming the exercise of options to purchase 425,000 shares of Common Stock held by Mr. Diller) and 12,799,999 shares of Class B common stock, $0.0001 par value (the “Class B Common Stock”), which shares constitute approximately 12.0% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into Common Stock, the Reporting Persons would beneficially own 19.4% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Issuer representing approximately 54.1% of the voting power of the Issuer. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on January 26, 2018, 139,033,403 shares of Common Stock and 12,799,999 shares of Class B Common Stock, as reported by the Issuer in Amendment No. 1 to its Annual Report on Form 10-K/A for the yearly period ended December 31, 2017, filed with the SEC on February 14, 2018 (the “Expedia Outstanding Shares”) and calculated in accordance with Rule 13d-3. Subject to the arrangements described in Item 6 of the Statement, Mr. Diller holds an irrevocable proxy granted by Liberty, pursuant to which Mr. Diller has the right to vote the Issuer’s securities held by Liberty and its subsidiaries, subject to certain limitations as described in the Statement, which proxy has been assigned by Mr. Diller to Liberty until the termination or expiration of certain of the proxy arrangements.

Liberty and its subsidiaries own, 15.5% of the Expedia Outstanding Shares representing 52.0% of the voting power of the Expedia Outstanding Shares. Mr. Diller and a private foundation own 3.6% of the Expedia Outstanding Shares representing 2.1% of the voting power of the Expedia Outstanding Shares (which figures exclude shares of Common Stock underlying stock options held by Mr. Diller). The foregoing percentages are based on the Expedia Outstanding Shares.

(b) Not applicable.

(c) Other than as disclosed in this Amendment, no transactions were effected by the Reporting Persons, or, to the knowledge of Liberty, any Annex A Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information:

Letter Agreement

The Transaction Agreement provides that the Proxy Arrangement Termination Date will occur upon the occurrence of certain events or the taking of certain actions, and if not sooner terminated as a result of the occurrence of such events or the taking of such actions, the Proxy Arrangement Termination Date would occur on the eighteen (18) month anniversary of the closing of the Split-Off, or May 4, 2018 (the “Outside Date”).  Upon the Proxy Arrangement Termination Date, the Transaction Agreement and certain Subject Instruments (including the Malone Proxy and the Diller Assignment) would terminate.

On March 6, 2018, Liberty, Liberty Interactive, Mr. Malone, Mrs. Malone and Mr. Diller entered into a letter agreement (the “Letter Agreement”), which amended the termination provisions of the Transaction Agreement to extend the Outside Date for an additional one year period.  As a result, unless sooner terminated upon the occurrence of certain events or the taking of certain actions, in either case, as listed in the Transaction Agreement, as amended by the Letter Agreement, the Proxy Arrangement Termination Date will occur, and the Transaction Agreement together with certain Subject Instruments will terminate, on May 4, 2019.

The foregoing summary of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is filed as Exhibit 7(j) to this Amendment.

Item 7. Material to be Filed as Exhibits

7(a)                          Joint Filing Agreement, dated as of November 14, 2016, by and between Liberty Expedia Holdings, Inc. and Barry Diller.*

7(b)                          Amended and Restated Governance Agreement, dated as of December 20, 2011, by and among Expedia, Inc., Liberty Interactive Corporation and Barry Diller (incorporated by reference to Exhibit 10.1 to Expedia, Inc.’s Current Report on Form 8-K (File No. 000-51447), filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2011).*

7(c)                           Assignment and Assumption of Governance Agreement, dated as of November 4, 2016, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, LEXE Marginco, LLC, LEXEB, LLC, Barry Diller and Expedia, Inc. (incorporated by reference to Exhibit 10.6 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938), filed with the SEC on November 7, 2016 (the “LEH 8-K”)).*

7(d)                          Amended and Restated Stockholders Agreement, dated as of December 20, 2011, by and between Liberty Interactive Corporation and Barry Diller (incorporated by reference to Exhibit 10.11 to Expedia Inc.’s Annual Report on Form 10-K (File No. 000-51447), filed with the SEC on February 10, 2012). *

7(e)                           Assignment and Assumption of Stockholders Agreement, dated as of November 4, 2016, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, LEXE Marginco, LLC, LEXEB, LLC and Barry Diller (incorporated by reference to Exhibit 10.7 to the LEH 8-K).*

7(f)                            Amendment No. 1 to Stockholders Agreement, dated as of November 4, 2016, by and between Liberty Expedia Holdings, Inc. and Barry Diller (incorporated by reference to Exhibit 10.8 to the LEH 8-K).*

7(g)                           Amended and Restated Transaction Agreement, dated as of September 22, 2016, by and among Liberty Interactive Corporation, Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.13 to Amendment No. 4 to Liberty Expedia Holdings, Inc.’s Registration Statement on Form S-4 (File No. 333-210377), filed with the SEC on September 23, 2016).*

7(h)                          Assignment Agreement, dated as of November 4, 2016, by and between Barry Diller and Liberty Expedia Holdings, Inc. (incorporated by reference to Exhibit 10.10 to the LEH 8-K).*

7(i)                              Assistant Secretary’s Certificate of Liberty Expedia Holdings, Inc.*

7(j)                             Letter Agreement, dated as of March 6, 2018, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.1 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938) filed with the Securities and Exchange Commission on March 7, 2018).

*   Previously filed.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Statement is true, complete and correct.

Dated: March 6, 2018

LIBERTY EXPEDIA HOLDINGS, INC.

	By:	/s/ Craig Troyer
		Name:	Craig Troyer
		Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

BARRY DILLER

/s/ Barry Diller

EXHIBIT INDEX

Exhibit No.	Description

7(a)	Joint Filing Agreement, dated as of November 14, 2016, by and between Liberty Expedia Holdings, Inc. and Barry Diller.*

7(b)

Amended and Restated Governance Agreement, dated as of December 20, 2011, by and among Expedia, Inc., Liberty Interactive Corporation and Barry Diller (incorporated by reference to Exhibit 10.1 to Expedia, Inc.’s Current Report on Form 8-K (File No. 000-51447), filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2011).*

7(c)

Assignment and Assumption of Governance Agreement, dated as of November 4, 2016, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, LEXE Marginco, LLC, LEXEB, LLC, Barry Diller and Expedia, Inc. (incorporated by reference to Exhibit 10.6 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938), filed with the SEC on November 7, 2016 (the “LEH 8-K”)).*

7(d)

Amended and Restated Stockholders Agreement, dated as of December 20, 2011, by and between Liberty Interactive Corporation and Barry Diller (incorporated by reference to Exhibit 10.11 to Expedia Inc.’s Annual Report on Form 10-K (File No. 000-51447), filed with the SEC on February 10, 2012).*

7(e)

Assignment and Assumption of Stockholders Agreement, dated as of November 4, 2016, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, LEXE Marginco, LLC, LEXEB, LLC and Barry Diller (incorporated by reference to Exhibit 10.7 to the LEH 8-K).*

7(f)	Amendment No. 1 to Stockholders Agreement, dated as of November 4, 2016, by and between Liberty Expedia Holdings, Inc. and Barry Diller (incorporated by reference to Exhibit 10.8 to the LEH 8-K).*

7(g)

Amended and Restated Transaction Agreement, dated as of September 22, 2016, by and among Liberty Interactive Corporation, Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.13 to Amendment No. 4 to Liberty Expedia Holdings, Inc.’s Registration Statement on Form S-4 (File No. 333-210377), filed with the SEC on September 23, 2016).*

7(h)	Assignment Agreement, dated as of November 4, 2016, by and between Barry Diller and Liberty Expedia Holdings, Inc. (incorporated by reference to Exhibit 10.10 to the LEH 8-K).*

7(i)	Assistant Secretary’s Certificate of Liberty Expedia Holdings, Inc.*

7(j)

Letter Agreement, dated as of March 6, 2018, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.1 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938) filed with the Securities and Exchange Commission on March 7, 2018).

*   Previously filed.

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY EXPEDIA HOLDINGS, INC.

The name and present principal occupation of each director and executive officer of Liberty Expedia Holdings, Inc. (“Liberty”) are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Expedia Holdings, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty, all executive officers and directors listed on this Annex A are United States citizens.

Name and Business Address (If Applicable)	Principal Occupation and Principal Business (If Applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Christopher W. Shean	Chief Executive Officer and President of Liberty; Director of Liberty

Stephen M. Brett	Director of Liberty

Gregg L. Engles	Director of Liberty

Scott W. Schoelzel	Director of Liberty

Alexandre von Furstenberg Ranger Global Advisors, LLC 9465 Wilshire Boulevard Beverly Hills, CA 90212	Chief Investment Officer, Ranger Global Advisors, LLC; Director of Liberty

Robert Hammond Friends of the High Line The Diller - von Furstenberg Building 820 Washington Street New York, NY 10014	Executive Director, Friends of the High Line; Director of Liberty

Richard N. Baer	Chief Legal Officer of Liberty

Albert E. Rosenthaler	Chief Corporate Development Officer of Liberty

Wade Haufschild	Chief Financial Officer of Liberty